                                     [PICTURE]

                                FIRST QUARTER REPORT
                                  TO SHAREHOLDERS
                   FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1998


                                       [LOGO]

To our shareholders

FANTOM TECHNOLOGIES INC .


            We are very pleased to report record results for the July - September, 1998 period (Q1 fiscal 1999), the third successive quarter in which we have set a record. Net Income for the quarter rose 88% to $3.3 million or $0.36 per share (based on 8,972,809 shares outstanding), compared with $1.7 million or $0.21 per share (based on 8,393,441 shares outstanding) for the year-earlier period.

            Sales during the quarter increased 84% to $55.1 million. Shipments of the FANTOM-Registered Trademark- LIGHTNING-Registered Trademark- canister, launched in late November 1997, contributed significantly to the large year-over-year gain. In addition, sales of upright vacuums were strong, due in part to a number of changes made to the FANTOM-Registered Trademark- FURY-Registered Trademark- and FANTOM-Registered Trademark- THUNDER-Registered Trademark-models. We restyled both products cosmetically, introduced improved packaging graphics, upgraded the FANTOM-Registered Trademark- FURY-Registered Trademark-vacuum from 10 amps to 12 amps, and commenced airing new short-form advertising for the FURY-Registered Trademark- product. Both uprights also enjoyed the benefits of sharper retail pricing.

            The Company's next dual-cyclonic entry, the FANTOM-Registered Trademark- CYCLONE XT-TM- upright, is scheduled for introduction early in calendar 1999. This premium machine operates with two motors, one to rotate the brush, the other to create suction and airflow, thereby improving the vacuum's cleaning performance through specialization of tasks. It has an improved air path, a more ergonomically-positioned carrying handle, a re-designed collection bin, and a new tool compartment at the top of the vacuum. With the CYCLONE XT-TM- introduction, consumers will be able to choose from a range of FANTOM-Registered Trademark- uprights, with different features and at different price points.

            In August, the Company entered into arrangements with Omachron Technologies, Inc. covering the acquisition and development of a number of technologies for various household appliances and other consumer and commercial products. The principal scientists of Omachron have been working together for almost two decades on a wide range of civilian and non-civilian projects, many of which have direct application to consumer products. Pursuant to these arrangements, we are combining our Company's expertise in product design, manufacturing and marketing with Omachron's broad scientific knowledge for the purpose of developing exciting new products with ground-breaking technologies. We are targeting to launch at least two new product lines within a two-year time-frame.

            In September, the Company established a new $59 million secured loan facility with a Canadian chartered bank. The new banking facility includes a $15 million operating credit as well as three term credits totaling $44 million for general corporate purposes, capital expenditures, and research and development activities.


            On behalf of the Board,


            /s/ Kenneth Kelman                      /s/ Allan D. Millman

            Kenneth Kelman                          Allan D. Millman
            CHAIRMAN OF THE BOARD                   PRESIDENT AND CHIEF
                                                    EXECUTIVE OFFICER

            OCTOBER 21, 1998

CONSOLIDATED STATEMENTS OF
INCOME AND RETAINED EARNINGS

FANTOM  TECHNOLOGIESINC.

                                                             Three Months Ended
                                                    September 30     (Unaudited)
                                                            1998           1997
Sales                                               $ 55,114,160   $ 30,019,582
Cost of goods sold                                    36,168,204     18,185,471
--------------------------------------------------------------------------------
                                                      18,945,956     11,834,111

Expenses:
   Selling, general and administrative                13,930,832      9,136,719
   Finance charges                                       (99,932)       (17,268)
--------------------------------------------------------------------------------
                                                      13,830,900      9,119,451
--------------------------------------------------------------------------------
Income before income taxes                             5,115,056      2,714,660

Income taxes:
   Current                                             1,279,119        678,000
   Deferred                                              562,881        299,000
--------------------------------------------------------------------------------
                                                       1,842,000        977,000
--------------------------------------------------------------------------------
Net income                                             3,273,056      1,737,660

Retained earnings
   at beginning of period                             18,015,632      7,698,105
Dividends                                               (270,093)             -
Retained earnings
   at end of period                                 $ 21,018,595   $  9,435,765
--------------------------------------------------------------------------------

Net income per share (Basic):*                      $       0.36   $       0.21
--------------------------------------------------------------------------------

*Net income per share has been calculated using the weighted average number of common and series 1, class A preferred shares outstanding during the respective periods. These were 8,972,809 shares for 1998 and 8,393,441 shares for 1997.

FINANCIAL INFORMATION IN THIS REPORT IS EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE NOTED.

CONSOLIDATED  BALANCE  SHEETS

FANTOM  TECHNOLOGIES  INC .

                                                                   September 30
                                                                     (Unaudited)
                                                            1998           1997
ASSETS
Current assets:
   Cash                                             $  2,086,587   $          -
   Trade accounts receivable                          40,242,126     18,836,749
   Other receivables                                   1,253,465      1,587,696
   Inventories                                        17,769,684     18,996,713
   Prepaid expenses                                    2,804,150      1,781,833
--------------------------------------------------------------------------------
                                                      64,156,012     41,202,991

Deferred development costs,
   net of amortization                                 1,320,046              -
Property, plant and equipment,
   at cost                                            28,298,147     18,686,947
   Less accumulated depreciation                      (5,520,072)    (3,909,778)
--------------------------------------------------------------------------------
                                                      22,778,075     14,777,169
--------------------------------------------------------------------------------
                                                    $ 88,254,133   $ 55,980,160
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Loan payable                                     $          -   $  1,738,918
   Trade accounts payable                             27,089,836     11,730,135
   Other payables and accruals                         9,065,459      4,193,556
   Current portion of capital
      lease obligations                                  163,353        264,102
--------------------------------------------------------------------------------
                                                      36,318,648     17,926,711

Capital lease obligations,
   Less current portions                                   7,739        169,894

Deferred income taxes                                  3,072,114      1,725,200

Shareholders' equity:
   Share capital                                      27,837,037     26,722,590
   Retained earnings                                  21,018,595      9,435,765
--------------------------------------------------------------------------------
                                                      48,855,632     36,158,355
--------------------------------------------------------------------------------
                                                    $ 88,254,133   $ 55,980,160
--------------------------------------------------------------------------------

CONSOLIDATED STATE MENTS OF
CHANGES IN  FNANCIAL POSITION

FANTOM TECHNOLOGIES INC .

                                                             Three Months Ended
                                                    September 30     (Unaudited)
                                                            1998           1997

CASH  PROVIDED  BY  (USED  FOR):

Operations:
  Net income                                         $  3,273,056   $  1,737,660
  Items not requiring cash:
    Depreciation                                          525,171        305,385
    Deferred tax provision                                562,881        299,000
    Amortization of deferred
      development costs                                    25,525              -
  Change in non-cash
    operating working capital                          (3,804,610)    (6,308,154)
--------------------------------------------------------------------------------
                                                          582,023     (3,966,109)

Financing:
  Payments on capital leases                              (68,381)       (63,596)
  Issuance of common
    shares and warrants                                   839,447              -
  Dividends paid                                         (270,093)             -
--------------------------------------------------------------------------------
                                                          500,973        (63,596)

Investments:
  Additions to property,
    plant and equipment                                (2,807,384)    (2,407,369)
  Change in non-cash working capital
    relating to investments                              (307,489)             -
  Additions to deferred
    development costs                                    (491,334)             -
--------------------------------------------------------------------------------
                                                       (3,606,207)    (2,407,369)

  Decrease in cash position                            (2,523,211)    (6,437,074)
  Cash position at
    beginning of period                                 4,609,798      4,698,156
--------------------------------------------------------------------------------
  Cash position at
    end of period                                    $  2,086,587   $ (1,738,918)
--------------------------------------------------------------------------------

Cash position is defined as cash less loan payable.

                                       [LOGO]

                            FANTOM  TECHNOLOGIES  INC .

                  HEAD OFFICE AND CANADIAN MANUFACTURING FACILITY:
                          1110 Hansler Road, P.O. Box 1004
                              Welland, Ontario L3B 5S1
                     Voice: (905) 734-7476 Fax: (905) 734-9955

                       UNITED STATES MANUFACTURING FACILITY:
                 102 Corporate Blvd., Carolina Center Business Park
                        West Columbia, South Carolina 29169
                    Voice: (803 ) 739 -1151 Fax: (803) 939-0730

                               TORONTO SALES OFFICE:
                  Suite 414, 1 Eva Road, Toronto, Ontario M9C 4Z5
                     Voice: (416)-622-9740 Fax: (416)-626-0674

                     TORONTO STOCK EXCHANGE: FTM NASDAQ: FTMTF

                 WEBSITE: www.fantom.com E-MAIL: fantom@fantom.com

                            TRANSFER AGENT & REGISTRAR:
                             CIBC Mellon Trust Company
                320 Bay Street, P.O. Box 1, Toronto, Ontario M5H 4A1


    FANTOM-Registered Trademark-, FURY-Registered Trademark-, THUNDER-Registered Trademark-, LIGHTNING-Registered Trademark- and CYCLONE XT are trademarks of
                              FANTOM TECHNOLOGIES INC.